SingTel

7 June 2007

07024898

SUPPL

SEC MAIL RECEIVED JUN 1 2007 WASH. D.C. 185 SEC

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 28 May 2007 to 1 June 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Jun-2007 12:49:16
Announcement No.	00038

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Standard & Poor's
Description	Standard & Poor's today announced that Singapore Telecommunications Limited will be included in the S&P/ASX 200 Index and the S&P/ASX 300 Index, with effect from the close of trade on 15 June 2007. The announcement is attached.
Attachments:	362-sgx.pdf Total size = **220K** (2048K size limit recommended)

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STANDARD
&POOR'S

Press Release

Standard & Poor's Announces June Quarterly Rebalance to the S&P/ASX Indices

Sydney, June 1, 2007 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade June 15, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20 No Change

S&P/ASX 50

ADDITIONS

NWS	NEWS CORPORATION

REMOVALS

BLD	BORAL LIMITED

In accordance with the S&P/ASX methodology changes that extend index eligibility to foreign domiciled stocks, News Corporation (NWS) was considered for inclusion based upon the aggregate market value of its CHESS Depository Interests (CDIs) traded on the ASX. S&P has combined the Australian equity capital of NWS (voting shares) and NWSLV (non-voting shares) into 'NWS', in line with S&P global practice. Boral Limited (BLD) ranked outside the top 50 eligible securities and will be removed from the S&P/ASX 50 but will remain in the S&P/ASX 100.

S&P/ASX 100

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION

REMOVALS

ILU	ILUKA RESOURCES LIMITED
RMD	RESMED INC

In accordance with the new S&P/ASX index methodology, ResMed Inc (RMD) ranked outside the top 100 eligible securities and will be removed from the S&P/ASX 100 but will remain in the S&P/ASX 200.

S&P/ASX 200

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION
SGT	SINGAPORE TELECOMMUNICATIONS LIMITED
MCR	MINCOR RESOURCES NL
QGC	QUEENSLAND GAS COMPANY LIMITED
SMY	SALLY MALAY MINING LIMITED

REMOVALS

API	AUSTRALIAN PHARMACEUTICAL INDUSTRIES LIMITED
ARQ	ARC ENERGY LIMITED
BDG	BENDIGO MINING LIMITED
KCN	KINGSGATE CONSOLIDATED LIMITED
KIM	KIMBERLY DIAMOND COMPANY NL
TWR	TOWER LIMITED

In accordance with the new S&P/ASX index methodology, Singapore Telecommunications Limited (SGT) was considered for inclusion based upon the aggregate market value of its CHESS Depository Interests (CDIs) traded on the ASX, on which basis it ranked within the top 200 eligible securities and will be added to the S&P/ASX 200.

S&P/ASX 300

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION
SGT	SINGAPORE TELECOMMUNICATIONS LIMITED

REMOVALS

NONE

All Ordinaries

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION

REMOVALS

NONE

S&P/ASX All Australian 50 & 200

The S&P/ASX All Australian 50 & 200 indices were based upon the existing S&P/ASX 50 & 200 indices' portfolios, which were then subjected to the usual average free float adjusted market capitalisation and liquidity analysis, plus the additional requirement for constituents of these new indices to be considered 'domestic' under the new S&P methodology.

S&P/ASX All Australian 50 – No Change

ADDITIONS

BLY	BOART LONGYEAR LIMITED
MCR	MINCOR RESOURCES NL
PNA	PAN AUSTRALIAN RESOURCES LIMITED
QGC	QUEENSLAND GAS COMPANY LIMITED
SMY	SALLY MALAY MINING LIMITED
WSA	WESTERN AREAS NL

REMOVALS

RMD	RESMED INC
HGI	HENDERSON GROUP PLC
ARQ	ARC ENERGY LIMITED
BDG	BENDIGO MINING LIMITED
KIM	KIMBERLY DIAMOND COMPANY NL
TWR	TOWER LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 8,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:

Simon Karaban, Index Services
Tel (61) 2 9255 9875

Sharon Beach, Media
Tel (61) 3 9631 2152

Lorinda Leung

From: Lim Li Ching

Sent: Friday, June 01, 2007 12:49 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, June 01, 2007 12:49:16 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00038
Submission Date & Time :: 01-Jun-2007 12:48:30
Broadcast Date & Time :: 01-Jun-2007 12:49:16
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2007

TIME: 14:58:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement by Standard and Poors

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Friday, June 01, 2007 12:59 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 462419.pdf

462419.pdf (369 KB)

ASX confirms the release to the market of Doc ID: 462419 as follows:
Release Time: 01-Jun-2007 14:58:34
ASX Code: SGT
File Name: 462419.pdf
Your Announcement Title: Announcement by Standard and Poors

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2007 17:10:30
Announcement No.	00049

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Listing Rule 704(11), Listing Manual
Description	
Attachments:	361-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

CONTINUING LISTING REQUIREMENTS ANNOUNCEMENT PURSUANT TO LISTING RULE 704(11), LISTING MANUAL

In compliance with Listing Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Telecommunications Limited ("SingTel") wishes to announce that there are no persons currently occupying managerial positions in SingTel or any of its principal subsidiaries who is a relative of a director or chief executive officer or substantial shareholder of SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 30 May 2007

Lorinda Leung

From: Lim Li Ching

Sent: Wednesday, May 30, 2007 5:11 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, May 30, 2007 5:10:30 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00049
Submission Date & Time :: 30-May-2007 17:09:33
Broadcast Date & Time :: 30-May-2007 17:10:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/05/2007

TIME: 19:20:18

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annouoncement Pursuant to Listing Rule 704(11) Listing Manu

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, May 30, 2007 5:20 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 461445.pdf

461445.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 461445 as follows:
Release Time: 30-May-2007 19:20:16
ASX Code: SGT
File Name: 461445.pdf
Your Announcement Title: Annouoncement Pursuant to Listing Rule 704(11), Listing Manu

END